UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

      ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:
Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No  ☒

Contact:
Alon Holdings Blue Square-Israel Ltd.
Dror Moran, CFO
Toll-free telephone from U.S. and Canada:  888-572-4698
Telephone from rest of world: 972-3-928-2220
Fax: 972-3-928-2299
Email: cfo@bsi.co.il

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD. ANNOUNCES FINANCIAL
RESULTS FOR THE FOURTH QUARTER AND FOR THE YEAR 2010

DURING THE FOURTH QUARTER THE COMPANY COMPLETED THE ACQUISITION OF 80% OF DOR ALON, A COMPANY THAT OPERATES IN DEVELOPMENT, CONSTRUCTION AND OPERATION OF COMMERCIAL AND FUELING SITES AND CREATED THE LARGEST RETAIL GROUP IN ISRAEL.

IN MARCH 2011 THE COMPANY RECEIVED A LICENSE TO OPERATE AS A MOBILE VIRTUAL NETWORK OPERATOR (MVNO).

Rosh Ha'ayin, Israel - March 22, 2011 – Alon Holdings Blue Square-Israel Ltd. (NYSE and TASE: BSI) today announced its financial results for the fourth quarter and the year ended December 31, 2010.

o
We present an increase in the annual operating profit for the Supermarkets segment and an increase in same store sales in the fourth quarter. The operating profit in the Supermarkets segment increased in 2010 to NIS 241.9 million (U.S. $68.2 million)  (3.5% of revenues) as compared to NIS 211.1 million (3.1%) in the previous year, an increase of 15%.

o	The Company approved a development plan to open approximately 30 new branches with a retail space of about 27,000 square meters during the next two years.
o
By the end of 2012 the Company's delivery chain that will contain three logistics centers with a total area of approximately 75 thousand square meters for the supply of food and non-food goods will be completed. The construction of two logistics centers has been completed and the work to commence the third logistics center are due to start in the second quarter of 2011.

o
The non-food segment recorded an operating loss of NIS 7.2 million (U.S. $2.0 million), as compared to a profit of NIS 34.3 million in the previous year, mainly as a result of the move to the new logistics center and the merger of the head-office functions.

o
The results of the real estate segment include exceptional marketing costs for the sale of apartments in the Wholesale market complex. At December 31, 2010, the sale of more than 50% of the apartments in the project had been completed.

o	In October 2010 the Company distributed a dividend of NIS 800 million.

Acquisition of Dor Alon

On October 3, 2010, the Company acquired from its controlling shareholder Alon Israel Oil Company ("Alon") all its holdings, approximately 80%, of the shares in Dor Alon Energy in Israel (1988) Ltd ("Dor Alon"), a company listed on the Tel Aviv stock exchange. In return for the Dor Alon shares, the Company issued 20.3 million shares to Alon in such a way that each Dor Alon share held by Alon was exchanged into 1.8 shares of the Company. In accordance with the outline of the acquisition, the Company made a dividend distribution of NIS 800 million on October 18, 2010.

Dor-Alon is engaged in the development, construction and operating of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the fueling stations and convenience stores and direct marketing of distillates to customers. Dor-Alon operates in three principal operating segments: The commercial and fueling sites segment, the direct marketing segment, and the jet-fuel marketing segment.

The allocation of the purchase price paid in the Company's shares (NIS 965.8 million) (U.S. $272.1 million1) and the fair value of the non-controlling interests (NIS 170.1 million) (U.S. $47.9 million) which were included for the first time in the Company's financial statements to the fair values of the assets and liabilities of Dor Alon at the acquisition date and the estimation of their economic useful life is not yet completed and the financial results analyzed here may change upon its completion.

Results for the year 20102

Gross revenues
Revenues (including government levies) amounted to NIS 9,227.5 million (U.S. $2,600.0 million) as compared to revenues of NIS 7,349.1 million in 2009, an increase of 25.6%. The main increase in revenues was due to the inclusion of the results of Dor Alon for the first time from the fourth quarter this year. Dor Alon's sales, including government levies of NIS 723.7 million (U.S. $203.9 million) amounted to NIS 1,868.7 million (U.S. $526.5 million).

1 The convenience translation of the NIS to the U.S. dollar was made according to the exchange rate ruling at December 31, 2010 – NIS 3.549. The translation was made only for the convenience of the reader.
2 The Company operates in four segments: Supermarkets, Commercial and fueling sites, Non Food retail and wholesale and Real Estate. Segmental information is included in this report below.

Revenues from sales, net
Net revenues amounted to NIS 8,503.7 million (U.S. $2,396.1 million) compared to revenues of NIS 7,349.1 million in 2009, an increase of 15.7%.

Revenues of the Supermarkets segment – an increase of 0.5% in revenues from NIS 6,863.0 million in 2009 to NIS 6,895.0 million (U.S. $1,942.8 million) in 2010. The increase in revenues was mainly due to the opening of net 14 stores, 2 of which are Eden stores within Mega (Store in store) , from the beginning of 2009, with a total area of 11,700 square meter, net of the reduction in Same Store Sales (SSS) by 0.8%.

Revenues of the non-food segment – a reduction in revenues by 5.5% from NIS 464.3 million in 2009 to NIS 438.6 million (U.S. $130.8 million) in 2010. The decrease in revenues is mainly due to a fall in the sales in the housewares area.

Revenues of the real estate segment – an increase in rental income of 15.6% from NIS 21.8 million in 2009 to NIS 25.2 million (U.S. $7.1 million) in 2010. The increase is mainly due to an increase in leased space.

Gross profit in the year 2010 amounted to NIS 2,311.4 million (U.S. $651.3 million) (27.2% of revenues) as compared to gross profit of NIS 2,058.1 million (28% of revenues) in 2009. The reduction in the gross profit rate is due to the inclusion of Dor Alon's results for the first time. Dor Alon's results are characterized by a lower gross profit rate than the other operating segments. Excluding the effect of Dor Alon's results, the gross profit increased by NIS 21.0 million (an increase of 1%). The increase in the gross profit was due to the improvement in the gross profit and gross profit rate in the Supermarkets segment and was offset for the most part by the decrease in the gross profit and gross profit rate in the non-food segment as a result of the reduction in revenues from sales and the increase in cost of sales as a result of the transfer to the new logistics center in Beer Tuvia, which did not operate at full capacity this year.

Selling, general and administrative expenses amounted to NIS 2,070.0 million (U.S. $583.3 million) (24.3% of sales), compared to expenses of NIS 1,817.1 million (24.7% of revenues) in 2009.  Excluding the effect of Dor Alon's results the selling, general and administrative expenses increased by NIS 53.1 million (2.9%). The main increase was recorded in the real estate segment as a result of the concerted effort to sell apartments in the "Wholesale Market" site in Tel Aviv during the fourth quarter and the increase in the expenses in the Supermarkets segment as a result of additional stores.

Operating profit (before other gains and losses and changes in fair value of investment property) in the year 2010 amounted to NIS 241.4 million (U.S. $67.9 million) (2.8% of revenues) as compared to NIS 241.0 million (3.3% of revenues) in 2009. Excluding the effect of Dor Alon's results the operating profit (before other gains and losses and changes in fair value of investment property) decreased by NIS 32.1 million (13.3%). The decrease in the operating profit was mainly due to the move of the non-food segment and the real estate segment  from operating profit in 2009 to operating loss in 2010, which was partly offset by the improvement in the operating profit in the Supermarkets segment.

Changes in fair value of investment property in 2010 the Company recorded profit from the increase in the value of investment property in the amount of NIS 32.9 million (U.S. $9.3 million) compared to NIS 20.8 million in 2009. The increase in the value is mainly due to the change in the cash flows from the Company's properties that are rented under contracts with rental fees linked to the Israeli CPI, new rental agreements signed in 2010 and reduction in the discount rate used to calculate the value of the properties.

Other gains and losses, net in 2010 the Company recorded other losses net of NIS 24.9 million (U.S. $7.0 million) as compared to other losses, net of NIS 28.1 million in 2009.
The other losses net in 2010 in the Supermarket segment amounted to NIS 6.4 million (U.S. $ 1.8 million), which were mainly due to the discarding of fixed assets and the closing of branches and in the non-food segment amounted to NIS 12.3 million (U.S. $3.5 million), which were mainly as a result of the costs of transfer of some of the companies in the non-food segment to the new logistics center in Beer Tuvia and the transaction costs for the acquisition of Dor Alon in the amount of NIS 3.0 million (U.S. $0.8 million). The costs in 2009 in the Supermarkets segment totaled NIS 17.8 million and consisted mainly of a provision for impairment of fixed assets and intangible assets.  In the non-food segment the costs of NIS 8.2 million mainly related to the reorganization and capital losses net off capital gains from the changes in the ownership rates of subsidiaries.

Operating profit before finance costs in 2010 amounted to NIS 249.4 million (U.S. $70.3 million) (2.9% of revenues) as compared to operating profit of NIS 233.6 million (3.2% of revenues) in 2009. Excluding the effect of the results of Dor Alon the operating profit before finance costs fell by NIS 13.2 million (U.S. $3.7 million).

Finance costs, net in 2010 amounted to NIS 150.0 million (U.S. $42.3 million) as compared to net finance costs of NIS 112.7 million in 2009. Excluding the effect of the results of Dor Alon the finance expenses increased by NIS 24.7 million (U.S. $7.0 million) (21.9%). The increase in finance costs, net in 2010 was mainly due to the revaluation of the conversion component of the Company's convertible debentures as a result of the distribution of the dividend and the adjustment of the conversion component as well as the reduction in the revenue from revaluation of the forwards taken out on the NIS against the Israeli CPI. The increase was partly netted off by the finance income from the revaluation of the option to acquire shares in Diners and capitalization of borrowing costs.

Taxes on income in 2010 totaled NIS 36.3 million (U.S. $10.2 million) (an effective tax rate of 36.6% as compared to the statutory tax rate of 25%) as compared to NIS 23.1 million (an effective tax rate of 19.1% as compared to the statutory rate of 26%) in 2009. The increase in the effective tax rate this year over the statutory rate is mainly due to finance expenses from the revaluation of the conversion component of the Company's convertible debentures for which the Company did not record deferred taxes and losses in the non-food segment for which no deferred tax assets were recorded.

Net income for the year 2010 amounted to NIS 62.6 million (U.S. $17.6 million) as compared to net income of NIS 97.8 million in 2009. The reduction in the net income in 2010 as compared to 2009 is mainly due to the increase in finance expenses and taxes as discussed above. The net profit in 2010 attributable to equity holders of the Company amounted to NIS 47.8 million (U.S. $13.5 million) or NIS 0.96 per share (U.S. $0.27) and the part attributable to the non-controlling interests amounted to NIS 14.8 million (U.S. $4.2 million).

Cash flows in the year 2010

Cash flows from operating activities: Net cash flow from operating activities amounted to NIS 205.8 million (U.S. $58.0 million) compared to NIS 260.3 million in 2009. The reduction in cash flows from operating activities is mainly due to the purchase of real estate inventories and payments on account of real estate in the real estate segment in the amount of NIS 158.6 million.

Cash flows using in investing activities: Net cash flows used in investing activities amounted to NIS 230.6 million (U.S. $65.0 million) this year as compared to net cash used in investing activities of NIS 224.8 million in 2009. Cash flows used in investing activities this year mainly included the purchase of property and equipment, investment property, payments on account of real estate and intangible assets of total NIS 325.2 million (U.S. $91.6 million), net off the net cash received from the acquisition of a company consolidated for the first time in the amount of NIS 87.2 million (U.S. $24.6 million).
In 2009 the cash flows used in investing activities mainly included the acquisition of property and equipment, investment property and intangible assets of NIS 238.9 million.

Cash flows from financing activities: Net cash flows used in financing activities amounted to NIS 485.5 million (U.S. $136.8 million) this year as compared to net cash flows from financing activities of NIS 495.9 million in 2009. The cash flows used in financing activities this year mainly included the payment of a dividend of NIS 875.0 million (U.S. $246.5 million) and an increase of NIS 77.2 million (U.S. $21.7 million) from the inclusion of the results of Dor Alon for this first time. These items were offset by the receipt of long term loans of NIS 470.6 million (U.S. $133.1 million) and the issue of debentures of NIS 205.0 million (U.S. $57.7 million). In 2009 the cash flows from financing activities mainly included the receipt of long term loans and short term credit of NIS 463.8 million and the issue of debentures of NIS 294.3 million net of the repayment of long term loans of NIS 139.0 million and the interest payment of NIS 93.9 million.

Comments of Management
Mr. David Weissman, Executive Chairman of the Board of Directors and Chief Business Officer said: "In the fourth quarter we completed our strategy of combining all the retail activities of the Company under one umbrella – Alon Holdings Blue Square. In this context, the Company completed the acquisition of 80% of the shares of Dor Alon against the issue of shares. The Company also made a payment of a dividend of NIS 800 million. We are working to use the synergies between the companies as part of the strategic plan which is being formed for 2011, steps which made the Company the largest retail company in Israel. At the same time the Company is extending its activities in the field of construction of power stations and the field of cellular communication (through the operation of a MVNO)."

Commenting on the financial results, the CEO, Mr. Zeev Vurembrand said:
"We conclude the year 2010 today, which was characterized by the increase of the competition in the market. Despite this, we present an increase in the annual operating profit rate in the Supermarkets segment and an increase in same store sales in this segment in the fourth quarter. These figures show the coming to fruition of a number of strategic steps that were taken in the last three years:
1.	The rebuilding and adjustment of the retail chains to the changing market situation – the launch of the Mega Bool chain and the expansion of Eden Teva Briut.
2.	Foundation of the customer loyalty program which counts more than 800 thousand households.
3.	The launch of the "Mega" private label that now makes up more than 10% of the food retail sales.

At the same time, we continued the development of the leading position of the neighborhood format "Mega in Town" which is characterized by a higher profitability rate with the aim to generate more than 50% of the revenues. In the last three years we increased the number of stores in this format from 98 stores to 121 stores. This process included the adaption of the stores to their locations and the population. In the next two years we will open approximately 30 stores with a total area of approximately 27 thousand square meters, 25 of which will be of the "Mega in Town" format.

We are operating in a number of additional areas of focus, the clearest ones of which are the strengthening of on-line sales, Mega on the Internet, development of the personal care products area in about 50 stores and upscale the sales of ready-made foods in about 25 stores.

We are continuing with the second stage of the strategic plan, of which the main parts are:
1.
Completion of the delivery chain of the Company. This chain will include the formation and operation of a third logistics center added to the two centers operating today. This center will have approximately 75 thousand square meters, which will allow the distribution of more than 60% of the food and non-food products.

2.	The preparation for the implementation of shelve-arranging in the chain in 2012.
3.	Development of the Company's main systems and their adaptation to the future developments of the Company.

Alon Cellular, the telecommunications arm of the Group, received a license to operate as a mobile virtual network operator (MVNO), and is preparing to enter this market. The network of 700 selling outlets and the YOU customer club will allow it to enter this market and to become a leading player."

Results for the fourth quarter of 2010
Gross revenues
Revenues (including government levies) amounted to NIS 3,707.2 million (U.S. $1,044.6 million) as compared to NIS 1,814.9 million in the comparable quarter in 2009, an increase of 104.3%. The main reason for the increase is the inclusion of the results of Dor Alon for the first time from this quarter. Dor Alon's sales, including government levies of NIS 723.7 (U.S. $203.9 million) million amounted to NIS 1,868.7 million (U.S. $526.5 million).

Revenues from sales, net
Net revenues this quarter amounted to NIS 2,983.5 million (U.S. $840.7 million) compared to revenues of NIS 1,814.9 million in the comparable quarter of 2009, an increase of 64.4%. As discussed, the main increase in revenues was due to the inclusion of the results of Dor Alon for the first time this quarter. Excluding the effect of the contribution of Dor Alon to the revenues, revenues from sales, net increased by NIS 23.6 million (U.S. $6.6 million) (1.3%).

Revenues of the supermarkets segment – an increase of 1.3% in revenues from NIS 1,717.3 million in the fourth quarter of 2009 to NIS 1,740.0 million (U.S. $490.3 million) in the current quarter. The increase in revenues was mainly due to the increase in same store sales (SSS) by 0.4% and the net addition of  retail space in new branches.

Revenues of the non-food segment – a reduction in revenues by 0.8% from NIS 92.0 million in the fourth quarter of 2009 to NIS 91.3 million (U.S. $25.7 million) in the current quarter. The decrease in revenues is mainly due to the timing of the high holy days which fell near the start of the school year and the effect of the transfer of some of the group's companies to the new logistics center.

Revenues of the real estate segment – an increase in rental income from third parties by 28.7% from NIS 5.6 million in the fourth quarter of 2009 to NIS 7.2 million (U.S. $2.0 million) in the current quarter. The increase is mainly to an increase in leased space.

Gross profit in the fourth quarter of the year 2010 amounted to NIS 738.6 million (U.S. $208.1 million) (24.8% of revenues) as compared to gross profit of NIS 520.1 million (28.7% of revenues) in the comparable quarter of 2009. Excluding the effect of Dor Alon's results the gross profit decreased by NIS 13.8 million (U.S. $3.9 million) (2.7%). The reduction in the gross profit is due to the reduction in the gross profit of the non-food segment after the increase in the cost of sales resulting from the move to the new logistics center in Beer Tuvia, which did not operate at full capacity this quarter. The gross profit rate excluding the effect of Dor Alon was 27.1% this quarter.

Selling, general and administrative expenses amounted to NIS 689.4 million (U.S. $194.3 million) (23.1% of revenues), compared to expenses of NIS 458.7 million (25.3% of revenues) in the comparative quarter of 2009, an increase of 50.4%. Excluding the effect of Dor Alon's results the selling, general and administrative expenses increased by NIS 30.9 million (U.S. $8.7 million) (6.7%). The main increase was recorded in the real estate segment as a result of the concerted effort to sell apartments in the "Wholesale Market" site in Tel Aviv and the increase in the expenses in the Supermarkets segment as a result of additional supermarkets and the increase in expenses that are linked to the Israeli CPI (such as rental fees and municipal taxes), which were offset by a decrease in electricity and energy costs.

Operating profit (before other gains and losses and changes in fair value of investment property) in the fourth quarter of 2010 amounted to NIS 49.2 million (U.S. $13.9 million) (1.7% of revenues) as compared to NIS 61.4 million (3.4% of revenues) in the comparable quarter in 2009, a decrease of 19.8%. Excluding the effect of Dor Alon's results the operating profit (before other gains and losses and changes in fair value of investment property) decreased by NIS 44.7 million (U.S. $12.6 million) or 72.8%. The decrease in the operating profit was mainly due to the move of the non-food segment to the new logistics center and the combining of head office functions and in the real estate segment due to expenses relating to the marketing of the "Wholesale Market" project discussed above.

Changes in fair value of investment property in the fourth quarter of 2010 the Company recorded profit from the increase in the value of investment property in the amount of NIS 14.1 million (U.S. $4.0 million) compared to NIS 12.4 million in the comparable quarter of 2009.

Other gains and losses, net in the fourth quarter of 2010 the Company recorded other losses net of NIS 13.7 million (U.S. $3.9 million) as compared to other losses, net of NIS 22.5 million in the comparable quarter of 2009. Excluding the effect of Dor Alon's results the other losses reduced by NIS 12.4 million.  The other losses in the current quarter include a capital loss from the removal of fixed assets and the closure of stores of NIS 3.7 million (U.S. $1.0 million) in the Supermarkets segment and costs relating to the transfer of some of the non-food segment companies to the new logistics center and a provision for impairment of intangible assets of NIS 6.5 million (U.S. $1.8 million). The other losses in the comparable quarter of 2009 mainly included impairments in the value of fixed assets of NIS 16.1 million in the supermarket segment and reorganization costs of the non-food segment of NIS 5.3 million.

Operating profit before finance costs amounted to NIS 49.6 million (U.S. $14.0 million) (1.7% of revenues) as compared to operating profit of NIS 51.2 million (2.8% of revenues) in the comparable quarter of 2009, a decrease of 3.1%.

Finance costs, net in the fourth quarter of 2010 amounted to NIS 42.5 million (U.S. $12.0 million) as compared to net finance costs of NIS 20.7 million in the comparable quarter of 2009. Excluding the effect on the results of Dor Alon the finance expenses increased by NIS 9.1 million (U.S. $2.6 million). The increase in finance costs, net compared to the comparable quarter last year was mainly due to the increase of net debt and an increase in the rate of increase in the known Israeli CPI from 0.2% in the comparable quarter to 0.65% in the current quarter. In addition, the current quarter included non-cash gains and losses, losses from the revaluation of conversion component of the Company's convertible debentures (affected by the distribution of the dividend and the adjustment of the conversion component) of NIS 23.1 million (U.S. $6.5 million) as compared to NIS 1.8 million in the comparable quarter. The increase in finance costs was partly netted off by the finance income from the revaluation of the option to acquire shares in Diners and the capitalization of borrowing costs.

Taxes on income in the fourth quarter of 2010 totaled NIS 5.8 million (U.S. $1.6 million) (an effective tax rate of 81.1% as compared to the statutory tax rate of 25%) as compared to NIS 12.2 million (an effective tax rate of 39.9% as compared to the statutory rate of 26%) in the corresponding quarter. The increase in the effective tax rate is mainly due to finance expenses from the revaluation of the conversion component of the Company's convertible debentures discussed above for which the Company did not record deferred taxes and from losses for which no deferred tax assets were recorded in the non-food segment.

Net income for the fourth quarter of the year 2010 amounted to NIS 1.4 million (U.S. $0.4 million) as compared to net income of NIS 18.4 million in the fourth quarter of 2009. The reduction in the net income as compared to the comparable quarter is mainly due to the decrease in the operating profit before financing costs  and the increase in finance expenses as discussed above. The loss in the fourth quarter of 2010 attributable to the equity holders of the Company amounted to NIS 2.0 million  (U.S. $0.6 million) or NIS 0.03 per share (U.S. $0.01) and the profit attributable to the non-controlling interests amounted to NIS 3.4 million (U.S. $1.0 million).

Cash flows in the fourth quarter of 2010

Cash flows from operating activities: Net cash flow from operating activities amounted to NIS 1.1 million (U.S. $0.3 million) in the fourth quarter of 2010 compared to net cash flow used in operating activities of NIS 71.3 million in the corresponding quarter. The increase in cash flows from operating activities was mainly due to the acquisition of Dor Alon which contributed cash flows from operating activities in the fourth quarter of NIS 62.9 million. Excluding the effect of the Dor Alon acquisition the cash flows from operating activities reduced by NIS 9.5 million.

Cash flows using in investing activities: Net cash flows used in investing activities amounted to NIS 235.3 million (U.S. $66.3 million) in the fourth quarter of 2010 as compared to net cash used in investing activities of NIS 59.3 million in the comparable quarter. Cash flows from investing activities in the fourth quarter of 2010 mainly included the proceeds from sales of marketable securities of NIS 245.7 million (U.S. $69.2 million) and from the acquisition of cash as a result of the consolidation of Dor Alon of NIS 87.2 million (U.S. $24.6 million) net of the acquisition of property and equipment, intangible assets and investment property of NIS 96.5 million (U.S. $27.5 million).
The cash flows used in investing activities in the fourth quarter of 2009 mainly included the acquisition of property and equipment, intangible assets and investment property for NIS 61.4 million.

Cash flows from financing activities: Net cash flows used in financing activities amounted to NIS 403.1 million (U.S. $113.5 million) in the fourth quarter of 2010 year as compared to net cash flows from financing activities of NIS 298.3 million in the corresponding quarter. The cash flows used in financing activities in the fourth quarter of 2010 mainly included the payment of a dividend of NIS 800 million (U.S. $255.3 million) and NIS 77.2 million from the acquisition of Dor Alon net of the receipt of long term loans of NIS 467.0 million (U.S. $131.5 million) and the issue of debentures of NIS 96.4 million (U.S. $27.2 million). The cash flows from financing activities in the fourth quarter of 2009 mainly included the issue of debentures of NIS 294.2 million and the receipt of long term loans of NIS 80.2 million, net of the repayment of long term loans of NIS 40.8 million and the change in net short term credit from banks of NIS 20.1 million.

Additional Information

1.
As of December 31, 2010, the Company operated 206 supermarkets divided as follows: Mega In Town -121; Mega Bool - 51; Mega - 8; Shefa Shuk - 15; Eden Teva Market -13 of which 2 Eden within Mega, Dor Alon – 188 fueling stations and 177 convenience stores and the Bee Group operates 281 branches (some franchised).

2.
EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization)3in 2010 EBITDA was NIS 454.7 million (U.S. $ 128.1 million) (5.3 % of revenues) compared to NIS 418.3 million (5.7% of revenues) in 2009. EBITDA for the fourth quarter of 2010 amounted to NIS 121.4 million (U.S. $34.2 million) (4.1% of revenues) compared to NIS 106.6 million (5.9% of revenues) in the corresponding quarter of 2009.

3.	In February 2010 the Company published a shelf prospectus which allows it to issue marketable securities in Israel for two years.

4.
On July 12, 2010, BSRE completed its NIS 110 million Series 'D' Debenture issue in accordance with a shelf prospectus. The Debentures are linked to the Israeli CPI and bear fixed interest of 4.5%. The Debenture principal will be redeemed in four equal annual payments, which will be paid on June 30 in each of the years 2017 to 2020 (inclusive). The Debenture interest will be paid in semi-annual payments on June 30 of each of the years 2011 to 2020 (inclusive) and December 31 of each of the years 2010 to 2019 (inclusive).

    3Use of financial measures that are not in accordance with Generally Accepted Accounting Principles

EBITDA is a measure that is not in accordance with Generally Accepted Accounting Principles (Non-GAAP) and is defined as income before financial income (expenses) net, other gains (losses) net, changes in fair value of investment property, taxes, depreciation and amortization. It is an accepted ratio in the retail industry. It is presented as an additional performance measure, since it enables comparisons of operating performances between periods and companies while neutralizing potential differences resulting from changes in capital structures, taxes, age of property and equipment and its related depreciation expenses. EBITDA, however, should not be related to as a single measure or as an alternative to operating income, another performance indicator and to cash flow information, which are prepared using Generally Accepted Accounting Principles (GAAP) as indicators of profit or liquidity. EBITDA does not take the costs of servicing debt and other liabilities into account, including capital expenditures and therefore it does not necessarily indicate the amounts that may available to the use of the company and in addition EBITDA should not be compared to other indicators with similar names reported by other companies because of differences in the calculation of these indicators. See the reconciliation between our net income and EBITDA which is presented in the attached condensed financial statements in this press release.

5.
On August 10, 2010, the Company received a rating of A1 from Midroog for the Debentures up to par value NIS 500 million that the Company will issue. The rating was granted subject to a number of conditions which are detailed in Midroog's report.

6.	On September 15, 2010, Midroog affirmed the A1 rating also for the Series A and B Debentures.

7.
On October 3, 2010 the Company acquired from its controlling shareholder all its 80% shareholding in Dor Alon Energy in Israel (1988) Ltd. (hereafter – Dor Alon), a company listed on the Tel-Aviv stock exchange. In return for the shares in Dor Alon, the Company issued 20,327,710 shares to Alon in such a way that each share held by Alon in Dor Alon was exchanged for 1.8 shares in the Company. According to the outline of the acquisition, on October 18, 2010 the Company made a dividend distribution of NIS 800 million by way of a capital reduction. The Company received all the legally required approvals for the acquisition and the dividend distribution. As a result of the dividend distribution the exercise price of the options was reduced by NIS 6.15 per option and the conversion ratio of the convertible debentures (Series 'B') was reduced to NIS 6.083 nominal value of convertible debentures per one of the Company's shares.

8.
In October 2010 the non-controlling interests holders of BEE Group exercised their Put option and sold the remaining 15% of BEE Group to the Company for a total consideration of approximately NIS 24.5 million.

9.
During the month of October 2010, the Company raised CPI linked loans of NIS 400 million from Israeli banks. The debt bears annual interest of 2.7% – 2.8%. The debt will be redeemed in ten annual installments so that the first nine payments will amount to 7.5% of the loans and the remainder will be repaid in the tenth installment.

10.
On November 9, 2010, following the filing of a Shelf Offering Report, the Company completed its public tender of Series 'C' par value NIS 100 million CPI linked debentures bearing annual fixed interest of 2.5% payable in two semi-annual payments on May 4 and November 4 in each of the years 2011 to 2022. The principal will be repaid in 12 equal payments on November 4 of each of the years 2011 to 2022 (inclusive). The debentures were issued at a discount of 3.2% and for a consideration of NIS 96.8 million. The debentures were rated A1 by the rating agency Midroog.

11.
During the fourth quarter of 2010 Series 'B' convertible debentures of the Company with a par value of 5.5 million were converted to 898,216 shares. As at December 31, 2010, the par value balance of the convertible debentures which had not yet been converted was NIS 2.0 million.

Post balance sheet events

1.
In February 2011 Na'aman published an offer to purchase the balance of the shares (2.6 million shares) of Vardinon it does not already own in consideration for NIS 7.9 million. On March 15, 2011, the acquisition was completed and the Vardinon shares were delisted from the Tel Aviv stock exchange.

2.	On March 13, the subsidiary Alon Cellular, received a license from the Ministry of Communication to operate as a mobile virtual network operator (MVNO).

3.
Further to the contingent transaction signed in 2007 with Kibbutz Eyal, the Israel Land Administration gave its approval to grant 41 dunams to a joint venture of Kibbutz Eyal and Blue Square Real Estate ("BSRE") against the payment of prepaid lease fees of NIS 12.1 million. In February, after the conditions of the transaction had been fulfilled, the transaction was completed and the parties signed a protocol of operation, according to which, among other things, BSRE will receive 50% of the authorized and issued share capital of the joint venture in consideration for the transfer of the rights in the real estate . BSRE granted the entity shareholders loans in the amount of NIS 1.3 million and NIS 7.0 million in consideration for the issue of a series of capital bonds granted for a period of five years. At the date of this press release, the joint venture started preparations to apply for building permits.

4.
On March 10, 2011, a joint venture of Dor Alon and a third party in a memorandum of understanding with Sugat sugar refineries Ltd ("Sugat") to construct a cogeneration facility by the joint venture (on land that will be leased to the joint venture by Sugat) to produce up to 110 Watt.  Through the facility the joint venture will produce steam, electricity and carbon dioxide that will be produced in the facility also to third parties. In addition, the memorandum of understanding set out that the joint venture would connect Sugat's factory to the natural gas network, will convert Sugat's existing energy facility to a dual facility allowing using either crude oil or natural gas, will operate and maintain the existing energy facility for Sugat, all in accordance with the terms and times set out in the memorandum of understanding.

Alon Holdings Blue Square– Israel Ltd. (hereinafter: "Alon Holdings") is the leading retail company in the State of Israel and operates in four reporting segments: In its supermarket segment, Alon Holdings as pioneer of modern food retailing, Alon Holdings, through its 100% subsidiary, Mega Retail Ltd., currently operates 210 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Holdings, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets in self operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Commercial and Fueling Sites segment, through its 78.38% subsidiary, which is listed on the Tel Aviv stock exchange. Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores.  Dor Alon operates a chain of 188 petrol stations and 177 convenience stores in different formats in Israel. In its Real Estate segment, Alon Holdings, through its TASE traded 78.26% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties and projects.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our shelf offering report filed in Israel, portions of which were submitted to the SEC on Form 6-K on November 8, 2010.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2010

	December 31,		Convenience translation December 31,
	2009	2010	2010
	Audited	Unaudited	Unaudited
		NIS	U.S. dollars
	In thousands

A s s e t s

CURRENT ASSETS:
Cash and cash equivalents	612,227	125,956	35,491
Investment in securities	212,912	310,237	87,415
Short-term bank deposit	67	98,084	27,637
Trade receivables	809,783	1,731,747	487,954
Other accounts receivable	69,504	162,599	45,815
Derivative financial instruments	9,690	-	-
Income taxes receivable	84,274	64,094	18,060
Inventories	514,858	680,296	191,687
	2,313,315	3,173,013	894,058

NON-CURRENT ASSETS:
Investments in associates	4,878	6,012	1,694
Derivative financial instruments	12,691	56,078	15,801
Real estate inventories	-	83,337	23,482
Payments on account of real estate
inventories and investment property	-	164,132	46,247
Financial assets available for sale	-	30,327	8,545
Loans receivable, net of current maturities	1,326	176,043	49,604
Property and equipment, net	*1,956,914	2,915,516	821,504
Investment property	*421,188	558,487	157,365
Intangible assets, net	409,194	1,494,147	421,005
Other long-term receivables	-	47,098	13,270
Deferred taxes	45,991	66,018	18,602
	2,852,182	5,597,195	1,577,119
Total assets	5,165,497	8,770,208	2,471,177

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2010

			Convenience Translation December 31,
	December 31,
	2009	2010	2010
	Audited	Unaudited	Unaudited
	NIS		U.S. dollars
	In thousands
Liabilities and equity

CURRENT LIABILITIES:
Credit and loans from banks and others	143,086	470,284	132,512
Current maturities of debentures and convertible debentures	76,698	202,769	57,134
Current maturities of long-term loans from banks	131,512	297,771	83,903
Trade payables	917,585	1,342,763	378,350
Other accounts payable and accrued expenses	494,147	676,084	190,500
Customers' deposits	-	30,405	8,567
Derivative financial instruments	-	7,700	2,170
Income taxes payable	6,051	7,431	2,093
Provisions	51,298	79,419	22,378
	1,820,377	3,114,626	877,607

NON CURRENT LIABILITIES:
Long-term loans from banks, net of current maturities	596,721	1,270,159	357,892
Convertible debentures, net of current maturities	142,021	117,801	33,193
Debentures, net of current maturities	1,251,333	2,183,093	615,129
Other liabilities	16,202	199,983	56,349
Derivative financial instruments	7,591	9,151	2,578
Liabilities in respect of employee benefits, net of amounts funded	47,249	51,492	14,509
Loan from related party		129,000	36,347
Deferred taxes	*57,279	112,764	31,774
	2,118,396	4,073,443	1,147,771
Total liabilities	3,938,773	7,188,069	2,025,378

EQUITY:
Equity attributed to equity holders of the Company:
Ordinary shares of NIS 1 par value	57,438	79,711	22,460
Additional paid-in capital	1,030,259	1,218,409	343,018
Other reserves	5,676	(12,538)	2,663
Accumulated deficit	*61,049)	(85,760)	(30,068)
	1,032,324	1,199,822	338,073
Non-controlling interests	*94,400	382,317	107,726
Total equity	1,226,724	1,582,139	445,799
Total liabilities and equity	5,165,497	8,770,208	2,471,177

*) Retroactive application

 ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEAR AND THREE MONTH PERIODS ENDED DECEMBER 31, 2010

	Year ended December 31,		Three months ended December 31,		Convenience translation for the year ended December 31,
	2009	2010	2009	2010	2010
	Audited	Unaudited			Unaudited
	NIS				U.S. dollars
	In thousands (except share and per share data)
Revenues	7,349,076	9,227,453	1,814,864	3,707,177	2,600,015
Less – government levies	-	723,709	-	723,709	203,919
Net revenues	7,349,076	8,503,744	1,814,864	2,983,468	2,396,096
Cost of sales	5,291,012	6,192,352	1,294,787	2,244,855	1,744,816

Gross profit	2,058,064	2,311,393	520,077	738,613	651,280

Selling, general and administrative expenses	1,817,099	2,069,970	458,699	689,372	583,255

Operating profit before other gains and losses and changes in fair value of investment property	240,965	241,422	61,378	49,241	68,025

Other gains	4,699	3,258	235	1,366	918
Other losses	(32,803)	(28,188)	(22,774)	(15,102)	(7,943)
Changes in fair value of investment property, net	20,775	32,917	12,385	14,060	9,275
Operating profit	233,636	249,409	51,224	49,565	70,275

Finance income	64,780	85,852	18,091	57,061	24,190
Finance expenses	(177,454)	(235,847)	(38,805)	(99,523)	(66,455)
Finance expenses, net	(112,674)	(149,995)	(20,714)	(42,462)	(42,265)
Share in gains (losses) of associates	(37)	(518)	91	58	(146)

Income before taxes on income	120,925	98,896	30,601	7,161	27,866
Taxes on income	23,124	36,287	12,231	5,810	10,225

Net income for the period	97,801	62,609	18,370	1,351	17,641

Attributable to:
Equity holders of the Company	77,163	47,839	12,441	(2,000)	13,479
Non-controlling interests	20,638	14,770	5,929	3,351	4,162

Earnings per ordinary share or ADS attributable to equity holders of the company
Basic and fully diluted	1.77	0.96	0.28	(0.03)	0.27

Weighted average number of shares or ADSs used for computation of earnings per share:
Basic	43,558,614	49,589,822	43,717,058	65,159,323	49,589,822
Fully diluted	43,558,614	49,814,180	43,828,241	65,159,323	49,814,180

 -

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR AND THREE MONTH ENDED DECEMBER 31, 2010

	Year ended December 31,		Three months ended December 31,		Convenience translation for the year ended December 31, 2010
	2009	2010	2009	2010
	Audited	Unaudited			Unaudited
	NIS in thousands				U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Income before taxes on income	120,925	98,896	30,601	7,161	27,866
Income tax paid (received), net	(38,101)	5,741	(1,490)	4,148	1,617
Net cash provided by operating activities (a)	177,520	101,192	(100,418)	(10,200)	28,513
Net cash provided by (used in) operating activities	260,344	205,829	(71,307)	1,109	57,996
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(203,889)	(193,474)	(48,236)	(71,319)	(54,515)
Purchase of investment property	(9,435)	(20,720)	(1,396)	(13,119)	(5,838)
Purchase of intangible assets	(20,738)	(34,133)	(11,810)	(12,067)	(9,618)
Investment in restricted deposit	(470,000)	-	-	-	-
Proceeds from collection of restricted deposit	470,000	-	-	-	-
Proceeds from collection of short-term bank deposits, net	139	12,401	797	12,334	3,494
Proceeds from sale of property and equipment	2,581	1,306	616	750	368
Proceeds from sale of investment property	5,700	-	-	-	-
Proceeds from sale of marketable securities	101,867	373,040	37,303	245,731	105,111
Investment in marketable securities	(113,966)	(365,091)	(40,049)	(17,099)	(102,872)
Acquisition of subsidiaries	(4,789)	87,219	-	87,219	24,575
Grant of loans to jointly controlled companies	-	(31,442)	-	(4,053)	(8,859)
Payments on account of real estate	-	(76,884)	-	827	(21,663)
Redemption of long-term loans	-	1,565	-	1,565	441
Interest received	11,948	18,331	3,484	4,551	5,165
Net cash provided by (used in) investing activities	(230,582)	(227,882)	(59,291)	235,320	(64,211)

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR AND THREE MONTH ENDED DECEMBER 31, 2010

	Year ended December 31,		Three months ended December 31,		Convenience translation for the year ended December 31,
	2009	2010	2009	2010	2010
	Audited	Unaudited			Unaudited
	NIS in thousands				U.S. dollars in thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	-	(875,000)	-	(800,000)	(246,549)
Issuance of debentures	294,280	205,035	294,280	96,485	57,772
Transactions with non-controlling interests in subsidiary without loss of conrtol	*10,912	17,197	838	17,197	4,845
Dividend paid to non-controlling interests	(16,491)	(17,619)	(2,968)	-	(4,964)
Receipt of long-term loans	387,700	470,600	80,200	465,100	132,601
Repayment of long-term loans	(139,060)	(165,014)	(40,835)	(65,417)	(46,496)
Repayment of long term credit from trade payables	(1,740)	(1,740)	(435)	(435)	(490)
Repayment of debentures	(13,297)	(2,155)	-	(2,128)	(607)
Short-term credit from banks and others, net	76,144	(52,404)	(20,070)	(152,695)	(14,766)
Receipt of loans from interested party	-	90,000	-	90,000	25,359
Proceeds from issue of shares relating to the exercise of options in the Company and a subsidiary	-	(24,557)	-	(24,557)	(6,919)
Acquisition of shares from non-controlling interests	(8,020)	-	-	-	-
Settlement of forward contracts	-	21,247	-	21,247	5,987
Purchase of treasury shares	-	(4,295)	-	-	(1,210)
Interest paid	(93,900)	(147,532)	(47,923)	(12,851)	(41,570)
Net cash provided by (used in) financing activities	498,834	(485,479)	(403,126)	298,159	(136,792)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	528,596	(507,532)	167,561	(166,697)	(143,007)
Translation differences on cash and cash equivalents	-	(71)	-	5	(20)
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF PERIOD	83,138	611,734	444,173	270,823	172,368
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF PERIOD	611,734	104,131	611,734	104,131	29,341

(Continued - 2)
ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR AND THREE MONTH ENDED DECEMBER 31, 2010

	Year ended December 31,		Three months ended December 31,		Convenience translation for the year December 31,
	2009	2010	2009	2010	2010
	Audited	Unaudited			Unaudited
	NIS				U.S. dollars
	In thousands

(a) Net cash provided by operating activities:
Adjustments for:
Depreciation and amortization	165,248	206,945	41,434	70,578	58,311
Increase in fair value of investment property, net	(20,775)	(32,917)	(12,385)	(14,066)	(9,275)
Share in (gains) losses of associates	37	518	(91)	(51)	148
Share based payment	12,166	6,834	3,694	1,532	1,926
Loss from sale and disposal of property and equipment, net	3,299	5,962	1,726	4,319	1,680
Provision for impairment of property and equipment, net	19,981	946	17,571	414	267
Loss (gain) from changes in fair value of derivative financial instruments	(21,250)	(8,029)	3,949	(9,884)	(2,262)
Linkage differences on monetary assets, debentures, loans and other long term liabilities	52,347	57,626	4,158	20,974	16,237
Capital loss from changes in holdings in subsidiaries	911	-	518	-	-
Employee benefit liability, net	144	2,371	1,298	3,043	668
Decrease (increase) in value of investment in securities, deposits and long-term receivables, net	(4,468)	(15,013)	(12,399)	(11,959)	(4,230)
Interest paid, net	81,952	118,311	9,367	32,482	33,334

Changes in operating assets and liabilities:
Investment in real estate inventories	-	(87,092)	-	216	(24,540)
Payments on account of real estate inventories	-	(71,564)	-	(1,212)	(20,165)
Decrease (increase) in trade receivables and other accounts receivable	(65,468)	(53,264)	211,133	171,992	15,008
Decrease (increase) in inventories	(17,224)	49,910	19,761	(41,583)	(14,063)
Increase (decrease) in trade payables and other accounts payable	(29,380)	19,468	(390,152)	(236,989)	5,485
	177,520	101,192	(100,418)	(10,200)	28,513

(Concluded - 3)
ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR AND THREE MONTH ENDED DECEMBER 31, 2010

	Year ended December 31,		Three months ended December 31,		Convenience translation for the year ended December 31,
	2009	2010	2009	2010	2010
	Audited	Unaudited			Unaudited
	NIS				U.S. dollars
	In thousands

(b) Supplementary information on investing and financing activities not involving cash flows:
Issue of shares upon conversion of convertible debentures	12,198	43,895	-	31,501	12,368
Conversion of convertible debentures of subsidiary	174	37,084	438	(16,059)	10,449
Purchase of property and equipment on credit	-	965,770	-	965,770	272,124

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
SELECTED OPERATING DATA
FOR THE YEAR AND THREE MONTH PERIOD
ENDED DECEMBER 31, 2010
(UNAUDITED)

	Year ended December 31		Three months ended December 31		Convenience translation for the three months ended December 31
	2009	2010	2009	2010	2010
	NIS				U.S.$

Gross revenues (in millions)	7,349	9,227	1,815	3,707	1,045.5

Net revenues	7,349	8,504	1,815	2,984	840.8

Operating profit before other gains and losses and changes in fair value of investment property (in millions)	241	241	61	49	13.8

EBITDA (in millions)	418	455	107	121	34.1

EBITDA margin	5.7%	5.3%	5.9%	4.1%	NA

Increase (decrease) in same store sales	(3.9%)	(0.8%)	1.6%	0.4%	NA

Number of stores at end of period	203	206	203	206	NA

Stores opened during the period	11	7	1	2	NA

Stores closed during the period	2	4	1	3	NA

Total square meters at end of period	365,000	366,000	365,000	366,000	NA

Square meters added (reduced) during the period, net (*)	10,500	1,200	600	(1,900)	NA

Sales per square meter	19,023	18,692	4,713	4,756	1,340

Sales per employee (in thousands)	997	1,000	253	245	69.0

(*) Stores opened	12,400	8,100	900	1,300	NA
Stores closed and reduction in square meters	(1,900)	(6,900)	(300)	(3,200)	NA
Square meters added (reduced) during the period, net	10,500	1,200	600	(1,900)	NA

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
RECONCILIATION BETWEEN NET INCOME FOR THE PERIOD AND EBITDA
FOR THE YEAR AND THREE MONTHS PERIODS ENDED DECEMBER 31, 2010 (UNAUDITED)

	Year ended December 31,		Three months ended December 31,		Convenience translation for the year ended December 31,
	2009	2010	2009	2010	2010
	NIS in thousands				U.S. dollars in thousands

Net income for the period	97,801	62,609	18,371	1,351	17,641
Taxes on income	23,124	36,287	12,231	5,810	10,225
Finance expenses, net	112,674	149,995	20,714	42,412	42,265
Other losses, net	28,104	24,930	22,539	13,736	7,025
Changes in fair value of investment property	(20,775)	(32,917)	(12,385)	(14,060)	(9,275)
Depreciation and amortization	165,248	206,945	41,434	70,578	58,311
Share based payment	12,166	6,834	3,694	1,532	1,926
EBITDA	418,342	454,683	106,598	121,409	128,118

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
FOR THE YEAR AND THREE MONTH ENDED DECEMBER 31, 2010
(UNAUDITED)

Note 1 - Segment reporting

The Company includes segment information according to IFRS 8. The reporting is based on the Company's organizational structure, the internal reporting, the allocation of resources and the decision-making process. The Company presents four segments: Supermarkets – food retail, Commercial and fueling sites, Non-food Retail and Wholesale and Real estate.

The Company's four operating segments consist of the following:

(1)
Supermarkets – The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. ("Mega Retail"), which operates Supermarket branches, the Company offers a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, products for infants, cosmetics and hygiene products. As of December 31, 2010, Mega Retail operated 206 supermarkets. This segment also includes properties owned through Blue Square Real Estate ("BSRE"), in connection with the supermarket operation of our stores (including warehouses and offices).

(2)
Commercial and fueling sites – Through our subsidiary Dor-Alon the Company is engaged in the development, construction and operating of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the fueling stations and convenience stores and direct marketing of distillates to customers. The commercial and fueling sites segment is presented is presented according to the published financial statements of Dor-Alon, with reclassification of credit card fees and amortization of the excess of cost which at the time of acquisition were allocated to the reconciliation between the operating profit of the segments and the total operating profit.

(3)
Non-food (Retail and Wholesale) –Through our subsidiary, BEE Group Retail Ltd. ("BEE Group"), BEE group operates as retailer and wholesaler in the non food segment. As of December 31, 2010, Bee Group operated 281 non- food Retail outlets, mostly through franchisees, with specialties in houseware and home textile, toys, leisure, and infant.

(4)
Real Estate - Through our subsidiary BSRE the Company engaged in yield from lease investment properties mainly commercial centers, logistics centers and offices and land for the purpose of capital appreciation and deriving long-term yield and in the development of the "Wholesale Market" residency project.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
FOR THE YEAR AND THREE MONTH ENDED DECEMBER 31, 2010
(UNAUDITED)
Note 1 - Segment reporting (continued)

	Year ended December 31, 2010 (unaudited)
	Supermarkets	Non-food	Real estate	Commercial and fueling sites	Adjustments	Total consolidated
	NIS in thousands
Net segment sales	6,894,978	438,623	25,162	1,144,981	-	8,503,744
Inter segment sales	-	43,444	-	8,339	(51,783)	-
Depreciation and amortization	163,020	15,156	-	27,328	1,441	206,945
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	241,942	(7,189)	(4,843)	42,936	(9,424)	263,422
Rate of operating profit before other gains and losses net and changes in fair value of investment property	3.5%	(1.5%)	(19.2%)	3.7%	-	3.1%
Segment profit	232,944	(19,519)	28,074	39,339	(9,424)	271,409
Unallocated corporate expenses						(22,000)
Operating profit						294,409

	Year ended December 31, 2009 (audited)
	Supermarkets	Non-food	Real estate	Commercial and fueling sites	Adjustments	Total consolidated
	NIS in thousands
Net segment sales	6,863,020	464,266	21,790	-	-	7,349,076
Inter segment sales	-	58,874	-	-	(58,874)	-
Depreciation and amortization	153,347	11,901	-	-	-	165,248
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	211,120	34,321	12,145	-	720	258306
Rate of operating profit before other gains and losses net and changes in fair value of investment property	3.1%	6.6%	55.7%	-	-	3.5%
Segment profit	190,882	23,245	32,920	-	720	247,767

Unallocated corporate expenses					-	(17,341)
Gain due to decrease in holdings						3,210
Operating profit						233,636

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(FORMERLY BLUE SQUARE – ISRAEL LTD.)
FOR THE YEAR AND THREE MONTH ENDED DECEMBER 31, 2010
(UNAUDITED)
Note 1 - Segment reporting (continued)

	Three months ended December 31, 2010 (unaudited)
	Supermarkets		Non-food	Real estate	Commercial and fueling sites	Adjustments	Total consolidated
	NIS in thousands
Net segment sales	1,739,959		91,347	7,181	1,144,981	-	2,983,468
Inter segment sales	-		4,537	-	8,339	(12,876)	-
Depreciation and amortization	36,723		5,086	-	27,328	1,442	70,578
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	52,583		(20,442)	(9,888)	42,936	(10,435)	54,754
Rate of operating profit before other gains and losses net and changes in fair value of investment property	3.0.	%	(22.4%)	(137.7%)	3.7%	-	1.8%
Segment profit	48,956		(26,958)	4,172	39,333	(10,745)	54,758
Unallocated corporate expenses							(5,193)
Operating profit							49,565

	Three months ended December 31, 2009 (unaudited)
	Supermarkets	Non-food	Real estate	Commercial and fueling sites	Adjustments	Total consolidated
	NIS in thousands
Net segment sales	1,717,290	91,998	5,577	-	-	1,814,864
Inter segment sales	-	7,961	-	-	(7,961)	-
Depreciation and amortization	38,086	3,348	-	-	-	41,434
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	58,270	580	5,589	-	1,098	65,537
Rate of operating profit before other gains and losses net and changes in fair value of investment property	3.4%	0.6%	100.2%	-	-	3.6%
Segment profit	41,681	(5,498)	17,974	-	1,098	55,255
Unallocated corporate expenses						(4,159)
Gain due to decrease in holdings						128
Operating profit						51,224

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
FOR THE YEAR AND THREE MONTH ENDED DECEMBER 31, 2010
(UNAUDITED)
Note 1 - Segment reporting (continued)

	Year ended December 31, 2010 (unaudited)
	Supermarkets	Non-food	Real estate	Commercial and fueling sites	Adjustments	Total consolidated
	U.S. dollars in thousands
Net segment sales	1,942,795	123,591	7,090	322,621		2,396,096
Inter segment sales		12,241		2,350	(14,591)
Depreciation and amortization	45,934	4,270		7,700	406	58,310
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	68,172	(2,026)	(1,365)	(12,098)	(2,655)	74,224
Rate of operating profit before other gains and losses net and changes in fair value of investment property	3.5%	(1.6%)	(19.2%)	(3.7%)		3.1%
Segment profit	65,636	(5,500)	7,910	11,083	(2,655)	76,474
Unallocated corporate expenses						(6,206)
Operating profit						70,275

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

March 22, 2011	By:	/s/ Ortal Klein

Ortal Klein, Adv.
Corporate Secretary